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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                             000-26977
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                                                             SEC FILE NUMBER

                                                             550260 10 3
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                                                             CUSIP NUMBER

                                  (CHECK ONE):

         [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
                    For Period Ended:  December 31, 2001

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: N/A

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A

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PART I - REGISTRANT INFORMATION

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Full name of Registrant: Luminant Worldwide Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):   13737 Noel Road,
                                                             Suite 1400
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City, State and Zip Code:  Dallas, Texas 75240-7367

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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

    Due to the Company's late closing of its December 31, 2000, financial records and the need to develop sufficient support concerning the collectibility of accounts receivable, recoverability of certain assets and to resolve certain issues related to its line of credit, the Company's auditors, Arthur Andersen LLP, have informed the Company that there is

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insufficient time to perform required audit steps, accomplish adequate review and quality control and assess the adequacy and availability of the line of credit and adequacy of cash flows for the year 2001 prior to April 2, 2001, the statutory filing due date for the Company's Annual Report on Form 10-K for the year ended December 31, 2000. As a result, Arthur Andersen LLP, will not have sufficient time to complete their audit and issue their report for the year ended December 31, 2000 prior to April 2, 2001 without unreasonable effort and expense (Exhibit A attached).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas Bevivino                    (267)                 880-1450
    ---------------                 -----------         ------------------
        (Name)                      (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that revenues for the year ended December 31, 2000 will approximate $134.6 million, which would be a 37% increase from revenues on a proforma basis of $98.0 million for the comparable period ended December 31, 1999. It is also anticipated that the net loss for the year ended December 31, 2000 will approximate $278.9 million, which would be a 132% increase from the net loss on a proforma basis of $120.4 for the comparable period ended December 31, 1999. The assumptions used to calculate the proforma numbers above are set forth in the company's annual report on Form 10K for the year ended December 31, 1999.

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                        Luminant Worldwide Corporation
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 3, 2001          By:  /s/ James R. Corey
                                   --------------------------------------------
                                   Name:  James R. Corey
                                   Title: President and Chief Executive Officer






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                                    EXHIBIT A




























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                                                          [LOGO]

Mr. James R. Corey                                        Arthur Andersen LLP
President and Chief Operating Officer                     Suite 5600
Luminant Worldwide Corporation                            901 Main Street
13737 Noel Road, Suite 1400                               Dallas, TX  75202-3799
Dallas, TX  75240
                                                          Tel 214-741-8300
March 29, 2001
                                                          www.arthurandersen.com

Dear Mr. Corey:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Luminant Worldwide, Inc. (the "Company"), which contains notification of the registrant's inability to file its Form 10-K by the statutory filing due date. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we were unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 2000 by the statutory due date, to be included in the Form 10-K.


Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP









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